SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

The Issuance of 1-year Floating Rate Notes by Kookmin Bank

On February 9, 2006, Kookmin Bank decided to issue 1-year Floating Rate Notes (the “Notes”) in the aggregate nominal amount of JPY 10,000,000,000. The following is a detailed summary of terms and conditions of the issuance of the Notes.

■	Issuance Amount: JPY 10,000,000,000

■	Types of the issuance: 1-year Floating Rate Notes by private placement (unsecured and non-collateral)

■	Market place: Euro Yen Market

■	The date on which the issuance decision is made: February 9, 2006

■	The date on which the issuance contract is to be completed: February 14, 2006

■	The date on which the payment is to be completed: February 14, 2006

■	Redemption method: Bullet payment

■	Coupon rate: JPY 3M Libor + 0.12%

■	Yield to Maturity: JPY 3M Libor + 0.12%

■	Arranger: Daiwa Securities

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 9, 2006	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

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